

GERRISH McCREARY SMITH, PC

Attorneys

700 Colonial Road, Suite 200
Memphis, Tennessee 38117
P.O. Box 242120
Memphis, Tennessee 38124-2120
Telephone: (901) 767-0900
Facsimile: (901) 684-2339

Philip K. Smith
email:psmith@gerrish.com

Received SEC

MAY 15 2008

Washington, DC 20549

May 14, 2008

24-10149

Mr. John Reynolds
Office of Small Business
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

VIA FEDEX

Re: Amendment No. 11 to Form 1-A of First National Corporation of Wynne

Dear Mr. Reynolds:

Enclosed please find an original and six copies of Amendment No. 11 to the Form 1-A filed pursuant to First National Corporation of Wynne's Dividend Reinvestment Plan. The purpose of this Amendment is to update the Corporation's financial information.

Thank you for your assistance with this matter. Please feel free to contact me at the Memphis office of this firm if you have any questions, comments or require further information.

Sincerely,

GERRISH McCREARY SMITH, PC

Philip K. Smith

Philip K. Smith

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Enclosures

c: Harold W. Hardwick (with enclosures)
Jeffrey C. Gerrish, Esq. (without enclosures)